UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2026 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on March 26, 2026, titled “Foresight Announces Fourth Quarter and Full Year 2025 Financial Results.” A copy of the press release is furnished herewith as Exhibit 99.1.

The bullet points under the section titled “Second Half 2025 and Recent Corporate Highlights,” the sections titled “Fourth Quarter 2025 Financial Results,” “Full Year 2025 Financial Results,” “Balance Sheet Highlights,” “Use of Non-GAAP Financial Results” and “Forward-Looking Statements” and the U.S. GAAP financial statements in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-292104, 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-293074, 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on March 26, 2026, titled “Foresight Announces Fourth Quarter and Full Year 2025 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date:	March 26, 2026	By:	/s/ Eli Yoresh
		Name:	Eli Yoresh
		Title:	Chief Financial Officer